SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S LAUNCHES FIRST ROUTES (6) TO GREECE

RYANAIR TO BRING REALLY LOW FARES TO GREECE FOR THE FIRST TIME

Ryanair, the world's favourite airline, today (25th Feb 10) gave the Greek Economy a much need boost as it launched its guaranteed lowest fares on six new routes to the Greek holiday destinations of Kos, Rhodes and Volos for the first time.  Ryanair's Greek routes will operate from Kos, Rhodes and Volos to Milan (Bergamo), from Kos and Volos to Frankfurt (Hahn) and from Rhodes to/from Pisa from May 2010, delivering over 200,000 passengers p.a. and creating 200 local jobs
.

Ryanair celebrated its six new Greek routes by launching a 1 million €5 seat sale for travel on Tuesdays, Wednesdays and Thursdays in late March and April (excluding Easter week), which are available for booking until midnight Friday (26th Feb).  Ryanair's Greek routes go on sale on
www.ryanair.com
tomorrow.

Ryanair's Stephen McNamara said:

"Ryanair is delighted to boost Greek tourism and the Greek economy with the introduction of six new routes from Kos, Rhodes and Volos to Milan (Bergamo), Frankfurt (Hahn) and Pisa,
which will provide Greek consumers/visitors with low fares on six exciting Greek routes this summer.  Ryanair's Greek routes will deliver 200,000 passengers p.a. and create 200 local jobs.

"To celebrate these six new routes Ryanair is launching 1million €5 seats, for travel across Europe in late March and April, which are available for booking until midnight Friday.  Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

                Ryanair's Six Greek Routes from May '10
	Frankfurt	Milan	Pisa
Kos	ü	ü
Rhodes		ü	ü
Volos	ü	ü

Ends.                                                                Thursday, 25th February 2010

For further information:
Stephen McNamara - Ryanair                     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271                                  Tel: 00 353 1 4980 26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  25 February, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary